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June 14, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:     Kathleen Collins
Megan Akst
Edwin Kim
Evan Jacobson

Re:	LinkedIn Corporation Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 19, 2013 File No. 001‑35168

Ladies and Gentlemen:

LinkedIn Corporation (“LinkedIn,” “we,” “our” or the “Company”) is submitting this letter in response to the comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated May 30, 2013 (the “Second Comment Letter”) regarding the above referenced Annual Report on Form 10-K for fiscal year ended December 31, 2012 (the “Form 10-K”). For purposes of this letter, the “Initial Comment Letter” refers to the comment letter from the Staff dated April 8, 2013 and “Initial Response” refers to our response letter dated April 24, 2013. For your convenience, we have repeated your comments in the Second Comment Letter below in italics, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Second Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2012
Item 1A. Risk Factors
“Growth in access to LinkedIn’s services through mobile devices...,” page 19

1.
You state in your response to prior comment 5 that the increase in mobile users has not materially impacted your Marketing Solutions revenue to date as such revenue increased 66% from the year ended December 31, 2011 to the year ended December 31, 2012. While we acknowledge that Marketing Solutions revenue increased from fiscal 2011 to 2012, we note that the percentage change in such revenues decreased from a 97% growth rate in fiscal 2010 to 2011 to the 66% increase noted in your response. In addition, we

Securities and Exchange Commission
June 14, 2013

note that such revenues decreased approximately [10]%1 from the fourth quarter of fiscal 2012 to the first quarter of fiscal 2013. Please explain further how you determined that you have not experienced a material impact on Marketing Solutions revenue from mobile use. In addition, you state that when mobile usage begins to have a material impact on Marketing Solutions revenue, you will reevaluate whether disclosure of mobile use metrics is necessary. Please clarify how you will make this determination and describe further the type of events that will cause you to reconsider the need to disclose the mobile metrics.
As this question relates to the impact of mobile engagement on Marketing Solutions revenue, we respectfully advise the Staff that the cornerstone of our business strategy is to focus on our members first and our mobile offerings are primarily a “members first” initiative. As such, we believe increased engagement through mobile creates additional content and data, as well as deeper member interaction with LinkedIn. As a result, we fundamentally believe that mobile will increase both the value we deliver to customers, and extend our monetization platform across all three of our product lines. For example, a member can now view paid Talent Solutions products like jobs in mobile devices while Premium Subscribers can now sign-up for subscriptions in the mobile environment.
Marketing Solutions revenue is most directly correlated to member activity with the LinkedIn platform in the form of desktop computer page view growth, which is represented by our regularly disclosed page views key metric. Currently, we almost exclusively sell advertising inventory created by members visiting our website through desktop computers as opposed to mobile devices.

While we believe that the increase in mobile users has not materially impacted our Marketing Solutions revenue, we cannot specifically assess the impact of increasing mobile user engagement on Marketing Solutions revenue. Most members that use LinkedIn on mobile devices also access LinkedIn via desktop computers and we cannot specifically determine how mobile use is incremental to, rather than a substitute for, use on desktop computers. For example, it is possible that for some members, increasing mobile use may stimulate more sharing and create more engagement by the member and their connections, including engagement on desktop computers, which might partially offset or, in some cases, more than offset, any negative impact of mobile on our Marketing Solutions revenue. Mobile devices enhance a member's ability to engage with the LinkedIn update feed, or invite new connections through a product like mobile address book import, while in Talent Solutions, mobile allows individual members to engage more with paid products like job postings. In addition, we believe the use cases of mobile devices are different than desktop computers. For instance, a member would not be expected to view his or her news feed on a desktop computer while in an elevator or waiting in line, but it would not be unusual if he or she did so on a mobile device. These types of use cases would be incremental to, rather than a substitute for, the member's use on a desktop computer.
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1 We respectfully advise the Staff that the decrease in revenue was approximately 10% as opposed to 15% (as stated in your letter of May 30, 2013).

Securities and Exchange Commission
June 14, 2013

In regards to your observation about Marketing Solutions revenue growth rates, we respectfully submit that the deceleration of revenue growth is an identifiable trend across all of our key metrics and is not specific to Marketing Solutions. We expect this trend to continue as our key engagement metrics and business, including Marketing Solutions, grows to an increasingly larger base. Our Marketing Solutions are also subject to seasonality. For instance, while our Marketing Solutions revenue increased 56% in the first quarter of 2013 as compared to the same period last year, it decreased 10% as compared to the fourth quarter of 2012. We attribute this to seasonality, as our Marketing Solutions revenue has historically been stronger in the fourth quarter of the year, which is a seasonally strong ad buying period for the broader marketing industry.
At the same time, we recognize that there is a future risk that as mobile usage continues to increase, there is potential for mobile page views to replace desktop page views, which could adversely impact our Marketing Solutions revenue if we are unable to monetize mobile usage effectively. A potential indicator that would signal a substitution to mobile from desktop would be if desktop page view growth materially deteriorated versus trends in our other key metrics.
We will continue to monitor developments regarding mobile use so we will be in a position to identify and disclose known trends that are likely to have a material effect on our financial results.
As noted in the risk factors in our public filings, we are devoting resources to mobile monetization, and as a result, we recently launched sponsored updates on mobile devices, though we do not yet know if sponsored updates will be successful or have a material impact on our revenue as it is a pilot program. In addition, sponsored updates represent an advertising product launching simultaneously on the desktop and mobile environment, and if successful, could also provide additional inventory on our desktop website.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Metrics, page 36

2.
We note your response to prior comment 8. You state that India and Brazil, your second and fourth largest member markets, together represent approximately 15% of all members, but less than 5% of revenue, while the United States represents 36% of all members, but 64% of revenue. Please explain to us why it appears that you are better able to monetize members in the United States. For example, tell us whether you charge higher prices for your products in the United States than you do in other geographic regions. In addition, please provide us with a more detailed explanation as to why key metrics and revenues by product on a geographic basis are not material to an understanding of your business.

Similar to the prior discussion about Marketing Solutions, we believe it is important to highlight that our monetization strategy is built upon member growth and engagement. As it relates to international monetization, we utilize a “follow the network” approach to growing our business.

Securities and Exchange Commission
June 14, 2013

We typically will not begin to invest in building explicit monetization efforts in a given region until we have achieved a minimally viable scale of members and member engagement. Generally, we do not believe that building a monetization effort prior to that point would be successful as we would not be able to deliver the value of our network to paying customers. As a result, we typically experience a multi-year lag between when we first begin growing our member base through a local language offering and when we begin investing in monetization efforts, a time frame which varies by country. Brazil serves as a noteworthy example: We launched our LinkedIn website in Portuguese in 2010, but did not start building a sales force in Brazil until mid-2012. Below are the general stages of our monetization process:

•
English Only Member Growth & Engagement: Initially, members join and engage with LinkedIn in a given geography in either English or another language not specific to that country. This is a passive process not actively initiated by LinkedIn.

•
Language Localization: Once member growth momentum is established and the geography represents a large enough sized opportunity for members, and based on business priorities, LinkedIn will translate its product offering into that local language. Today, LinkedIn is available in 19 languages globally.

•
Online Monetization: As a localized member base gains scale, members will begin to purchase online services on the LinkedIn website, a forward indicator of commercial activity that helps inform our decision to further invest in that market.

•
Field Sales Monetization: After considering numerous factors including member base size, member engagement levels, economic development, political stability, and other items, management will determine whether to build a sales force in a given geography to more fully monetize our Talent Solutions and Marketing Solutions products for corporate customers.

As it relates to our effectiveness in monetizing geographies versus the United States, we respectfully advise the Staff that it may appear that we are able to better monetize members in the United States because it is a large and relatively more mature market in which we have operated since 2003. In contrast, our first international office was established in the UK in 2008 and our first office in the APAC region was established in India in 2009. We continue to establish our presence in EMEA, APAC and Latin American countries.
As it relates to pricing disparities between geographies, we generally price our products at similar price points across most markets. However, in emerging markets, such as India, we price products at lower levels to better reflect the economic market differences. At the same time, the relative contribution from emerging markets is only a small portion of our overall revenue base, a trend we do not expect to materially change in the foreseeable future.
In terms of why key metrics and revenues by product on a geographic basis are not material to an understanding of our business, we do not evaluate revenue in conjunction with engagement metrics because of the follow the network principle and the significant lag between member growth and monetization growth in most geographies. In fact, we believe that disclosing key metrics and product revenue by geography could potentially mislead investors due to the

Securities and Exchange Commission
June 14, 2013

staggered timeline with which we approach monetizing specific regions. As such, we do not regularly review these metrics when evaluating our business and we do not believe they would be material to an understanding of our business.
Results of Operations, page 43

3.
We note your response to prior comment 9. Please clarify how the number of registered users is meaningful to understanding your Premium Subscriptions revenues, particularly when you attribute the increase in such revenues to an increase in the number of premium subscribers due to increases in engagement. In addition, explain further your consideration to quantify and discuss material changes in your Premium Subscription product mix as a key metric in analyzing this revenue stream.

Over the last two years, the percentage of our premium subscribers has remained consistent as a percentage of our registered members, and we do not expect this percentage to change significantly over time. The number of registered members is meaningful to understanding our Premium Subscriptions revenue because an increase in the number of registered members is expected to lead to a proportionate increase in the number of premium subscribers, which will lead to an increase in Premium Subscriptions revenue.
When analyzing our Premium Subscriptions revenue stream, we review trended revenue by individual Premium Subscription product (e.g. Personal Plus, Business, Business Plus, Pro, Executive, InMail, Sales Solutions) to assess material changes in our Premium Subscription product mix. As a result of this analysis, the recent growth in our sales solutions products, primarily due to the successful introduction of Sales Navigator, was identified as contributing to the increase in Premium Subscriptions revenue. This was the basis of, and was reflected in, our discussion in MD&A on page 44 of our annual report on Form 10-K.

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The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
June 14, 2013

Should the Staff have any additional comments or questions, please contact me at (650) 687-3600. We respectfully request that the Staff confirm that it has no additional requests or comments.

Very truly yours,

LINKEDIN CORPORATION

/s/ Erika Rottenberg

Erika Rottenberg
Vice President, General Counsel and Secretary

cc: Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, Professional Corporation